UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S.$ 15,000,000 Callable 0.35 per cent. Notes due September 8, 2025 under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: September 8, 2020

The following information regarding an issue of U.S.$ U.S.$ 15,000,000 Callable 0.35 per cent. Notes due September 8, 2025, (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 8, 2019 (the “Information Statement”), the Prospectus dated June 3, 2008 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the “Program Agreement”), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the “Uniform Fiscal Agency Agreement”), the Final Terms dated September 3, 2020 (the “Final Terms”), and the Terms Agreement dated 3, 2020 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1.	Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S.$ U.S.$ 15,000,000 Callable 0.35 per cent. Notes due September 8, 2025

On initial issue, the Notes will be issued in uncertificated bookentry form (“Fed Bookentry Notes”) through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A “Holding Institution” is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b)	Interest Rate/Interest Payment Date. 0.35 per cent. per annum payable semi-annually in arrears on March 8 and September 8, in each year, commencing March 8, 2021. See, Final Terms, Item 15.

(c)	Maturity Date. September 8, 2025

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045.

Item 2.	Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100.00 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3.	Distribution Spread See Final Terms, “Distribution”.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5.	Other Expenses of Distribution. Not applicable.

Item 6.	Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7.	Exhibits

A.	Information Statement (October 8, 2019);[1]

B.	Prospectus (June 3, 2008);[2]

C.	Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2] D. Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation[3];

E.	Uniform Fiscal Agency Agreement (effective July 20, 2006);[4]

F.	Final Terms (September 3, 2020); and

G.	Terms Agreement (September 3, 2020).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 8, 2019.
[2]	Filed on September 17, 2008.
[3]	Filed July 10, 2014
[4]	Filed on August 14, 2006.

Exhibit F

MiFID II product governance / Professional investors and ECPs target market only: The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II. Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a distributor) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels. For the purposes of this provision, the expression manufacturer means the Relevant Dealer and the expression MiFID II means Directive 2014/65/EU, as amended.

Final Terms dated September 3, 2020

International Finance Corporation

Issue of U.S.$ 15,000,000 Callable 0.35 per cent. Notes due September 8, 2025 under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at International Finance Corporation, 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433 and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1	Issuer:		International Finance Corporation

2	(i)	Series Number:	2242

	(ii)	Tranche Number:	1

3	Specified Currency or Currencies:		United States Dollar (“U.S. $”)

4	Aggregate Nominal Amount:

	(i)	Series:	U.S.$ 15,000,000

	(ii)	Tranche:	U.S.$ 15,000,000

5	Issue Price:	100 per cent. of the Aggregate Nominal Amount

6	(i) Specified Denominations:	U.S.$ 1,000

	(ii) Calculation Amount:	U.S.$ 1,000

7	Issue Date:	September 8, 2020

8	Maturity Date:	September 8, 2025

9	Interest Basis:	0.35 per cent. per annum Fixed Rate (further particulars specified below)

10	Redemption/Payment Basis:	Redemption at par

11	Change of Interest or Redemption/Payment Basis:	Not Applicable

12	Put/Call Options:	Corporation Call

(further particulars specified below)

13	Status of the Notes:	Senior

14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions:	Applicable

	(i) Rate of Interest:	0.35 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Dates:	March 8 and September 8, in each year, commencing March 8, 2021

	(iii) Fixed Coupon Amount(s):	U.S.$ 1.75 per Calculation Amount

	(iv) Broken Amount(s):	Not Applicable

	(v) Day Count Fraction:	30/360, unadjusted

	(vi) Determination Dates:	Not Applicable

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16	Floating Rate Note Provisions:	Not Applicable

17	Zero Coupon Note Provisions:	Not Applicable

18	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	Call Option I:	Applicable

	(i) Optional Redemption Date(s):	The Issuer has the right to call the Notes on each Interest Payment Date from, and including, 8 September 2021 to, and including, 8 March 2025, subject to adjustment in accordance with the Following Business Day Convention

	(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount:	U.S.$. 1,000 per Calculation Amount

(iii) If redeemable in part:

	(a) Minimum Redemption Amount:	Not Applicable

	(b) Maximum Redemption Amount:	Not Applicable

	(iv) Notice Period:	Not less than five (5) London and New York Business Days

21	Put Option:	Not Applicable

22	Final Redemption Amount of each Note:	U.S.$ 1,000 per Calculation Amount

23	Early Redemption Amount:

	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	U.S. $1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Registered Notes:

DTC Global Registered Certificate available on Issue Date
25	New Global Note (NGN):	No

26	Financial Centre(s) or other special provisions relating to payment dates:	New York and London

27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:	Not Applicable

29	Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable

30	Redenomination, renominalization and reconventioning provisions:	Not Applicable

31	Consolidation provisions:	Not Applicable

32	Additional terms:	Applicable, the Corporation reserves its right at any time without the consent of Noteholders to make any modification to the Notes which is of a formal, minor or technical nature or which is made to correct a manifest error.

	(i) Governing law:	New York

DISTRIBUTION

33	(i) If syndicated, names and addresses of Managers:	Not Applicable

	(ii) Date of Terms Agreement:	September 3, 2020

	(iii) Stabilizing Manager(s) (if any):	Not Applicable

34	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB

35	Total commission and concession:	Not Applicable

36	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/S/ Tom Ceusters
Duly authorized

PART B – OTHER INFORMATION

1	LISTING

(i)	Listing:	Not Applicable

(ii)	Admission to trading:	Not Applicable

2	RATINGS

Ratings:	Notes under the Program have been rated:

S & P: AAA
Moody’s: Aaa

3	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, person involved in the offer of the Notes has an interest material to the offer.

4	OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950VPB61

Common Code:	222620058

CUSIP:	Not Applicable

CINS:	Not Applicable

Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

5	GENERAL

Applicable TEFRA exemption:	Not Applicable

6	UNITED STATES TAXATION

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes by a U.S. Holder (as defined below). This summary deals only with initial purchasers of Notes at their “issue price” (the first price at which a substantial amount of Notes are sold for money, excluding sales to underwriters, placement agents or wholesalers) in the initial offering that are U.S. Holders and that will hold the Notes as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Notes by particular investors (including consequences under the alternative minimum tax or net investment income tax), and does not address U.S. state, local, non-U.S. or other tax laws (such as estate and gift tax laws). This summary also does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the Notes as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, persons using the accrual method of accounting for U.S. federal tax purposes and who are required to recognize income for such purposes no later than when such income is taken into account in an applicable financial statement, persons that have ceased to be U.S. citizens or lawful permanent residents of the United States, investors holding the Notes in connection with a trade or business conducted outside of the United States, U.S. citizens or lawful permanent residents living abroad or investors whose functional currency is not the U.S. dollar).

As used herein, the term “U.S. Holder” means a beneficial owner of Notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Notes will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisors concerning the U.S. federal income tax consequences to them and their partners of the acquisition, ownership and disposition of Notes by the partnership.

This summary is based on the tax laws of the United States, including the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF THE NOTES, THE APPLICABILITY AND EFFECT OF U.S. STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Payments of Interest

Interest on a Note will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on such holder’s method of accounting for U.S. federal income tax purposes. The United States Treasury Department has issued to the Corporation a ruling dated February 14, 1992 (the “Ruling”) regarding certain United States federal tax consequences of the receipt of interest on securities issued by the Corporation. The Ruling provides that interest paid by the Corporation on such securities, including payments attributable to accrued original issue discount, constitutes income from sources without the United States. Accordingly, interest paid by the Corporation on the Notes constitutes income from sources outside the United States. Prospective purchasers should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules to income attributable to the Notes.

Sale or Retirement of the Notes

A U.S. Holder generally will recognize gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement and the U.S. Holder’s adjusted tax basis of the Note. A U.S. Holder’s tax basis in a Note generally will be its U.S. dollar cost. The amount realized does not include the amount attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income.

Gain or loss recognized by a U.S. Holder on the sale or retirement of a Note will be capital gain or loss and will be long-term capital gain or loss if the Note was held by the U.S. Holder for more than one year. Non-corporate U.S. Holders generally are subject to tax on long-term capital gains at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

The Corporation is not subject to the reporting requirements that generally are imposed by U.S. law with respect to certain payments of interest or principal on debt obligations, nor is it subject to backup withholding obligations imposed in certain circumstances by U.S. law with respect to such payments.

Additionally, while Treasury regulations confirm that the backup withholding requirements do not apply to any paying agent of the Corporation with respect to the Notes, payments of principal and interest on, and the proceeds of sale or other disposition of, a Note by other U.S. intermediaries will be reported to the U.S. Internal Revenue Service and to the U.S. Holder as may be required under applicable Treasury regulations. Backup withholding may apply to these payments by other U.S. intermediaries if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to otherwise comply with applicable certification requirements. Certain U.S. Holders are not subject to backup withholding. U.S. Holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of a Note, including requirements related to the holding of certain foreign financial assets.

Exhibit G

TERMS AGREEMENT NO. 2242, TRANCHE 1 UNDER

THE STANDARD PROVISIONS

September 3, 2020

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1

The undersigned agrees to purchase from you (the “Corporation”) the Corporation’s U.S.$ 15,000,000 Callable 0.35 per cent. Notes due September 8, 2025 (the “Notes”, described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 9:00 a.m. New York City time on September 8, 2020 (the “Settlement Date”) at an aggregate purchase price of U.S. $ 15,000,000 (which is 100.00 per cent. of the aggregate nominal amount of the Notes,) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Dealer” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

4

The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5	The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above.

6

The purchase price specified above will be paid by Citigroup Global Markets Limited to Citibank N.A., London Branch, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Corporation.

7

The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8

In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9

The Corporation acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers of the Relevant Resolution Authority and acknowledges, accepts, and agrees to be bound by:

(i)

the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of the Dealer to the Corporation under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

(a)	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(b)

the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the Dealer or another person (and the issue to or conferral on the Corporation of such shares, securities or obligations);

(c)	the cancellation of the BRRD Liability; and/or

(d)	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii)

the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this Terms Agreement:

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

2

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule in relation to the relevant Bail-in Legislation;

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“BRRD Liability” means a liability in respect of which the relevant Write-down and Conversion Powers in the applicable Bail-in Legislation may be exercised;

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499; and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to the Dealer.

Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Corporation under the Corporation’s Articles of Agreement, or applicable law or international law.

12	Recognition of the U.S. Special Resolution Regimes:

(1) In the event that any Dealer that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Dealer of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(2) In the event that any Dealer that is a Covered Entity or a Covered Affiliate of such Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Dealer are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(3) For the purposes of this Terms Agreement the following expressions shall have the meanings set out below:

“Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

3

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Dealer” means Citigroup Global Markets Limited.

“U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder

13

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

14	For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

15

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the “Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(i) the undersigned who is deemed to be a MiFID manufacturer (“the Manufacturer”) acknowledges that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms in connection with the Notes; and

(ii) the undersigned notes the application of the Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by it as Manufacturer and the related information set out in the Final Terms in connection with the Notes.

16	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

17

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

4

CITIGROUP GLOBAL MARKETS LIMITED

/s/ Camille McGleenan
Name:	Delegated Signatory
Title:	Delegated Signatory

5

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

/s/ Tom Ceusters
Name:	Tom Ceusters
Title:	Director

6

SCHEDULE I

Notice Details of the Dealer:

Name:	Citigroup Global Markets Limited
Address:	Citigroup Centre, Canada Square
Canary Wharf London E14 5LB England
E-mail:	mtndesk@citi.com
Telephone:	+44 20 7986 1984
Attention:	MTN Desk

7